Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MARCH 26, 2010

BAYTEX ENERGY TRUST ANNOUNCES FILING OF 2009
YEAR END DISCLOSURE DOCUMENTS

CALGARY, ALBERTA (March 26, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) announces the filing of its Annual Information Form (the “AIF”) for the year ended December 31, 2009 with the Canadian securities regulatory authorities on the System for Electronic Analysis and Retrieval (“SEDAR”) in Canada, and the filing of its Annual Report on Form 40-F for the year ended December 31, 2009, which includes the AIF, with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system in the United States. The AIF contains reserves data and other oil and gas information as required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Baytex previously filed its audited Consolidated Financial Statements for the year ended December 31, 2009 and related Management’s Discussion and Analysis of the operating and financial results on March 18, 2010.

An electronic copy of each document may be obtained on Baytex’s website at www.baytex.ab.ca, on Baytex’s SEDAR profile at www.sedar.com and on Baytex’s EDGAR profile at www.sec.gov/edgar.shtml. A printed copy of these documents is available by contacting Investor Relations at (403) 269-4282 or toll free at 1-800-524-5521 or by e-mail at investor@baytex.ab.ca.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and CEO	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Brian Ector, Director of Investor Relations	Telephone: (403) 267-0702
Cheryl Arsenault, Investor Relations Representative	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca